UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File No. 001-39224

TFI INTERNATIONAL INC.

(Translation of registrant’s name into English)

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Québec

H4S 1Z6 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1 99.2 99.3	Change of Auditor Notice Letter from former auditor addressed to Canadian securities regulatory authorities Letter from successor auditor addressed to Canadian securities regulatory authorities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

Date: February 27, 2025	By:	/s/ Josiane M. Langlois
Name: Josiane M. Langlois
Title: Vice-President, Legal Affairs & Corporate Secretary